June 9, 2010

Via U.S. Mail and Facsimile – (904)247-4672

David L. Young
Principal Financial Officer
Atlantic Bancgroup, Inc.
1315 South Third Street
Jacksonville Beach, FL 33250

      Re: Atlantic Bancgroup, Inc.
              Form 10-K for the year ended December 31, 2009
              Form 10-Q for the period ended March 31, 2010

Dear Mr. Young:

We have reviewed your response, filed with the Commission on May 18, 2010, to our comment letter dated April 8, 2010 and we have the following additional comments:

Form 10-K for the period ended December 31, 2009

General

1. Please amend your document to properly evidence the signature of the accounting firm that issued its report on your financial statements. Refer to Regulation S-T.

Management's Discussion and Analysis

Asset Quality, page 33

2. Please refer to your discussion of classified assets on page 34 and address the following:

   - Please provide us and revise future filings to include quantification of the total loans in each classification category and discuss the type of loans included in these categories.

   - Please tell us how much of the loans classified, by category, are reserved for at December 31, 2009 and at March 31, 2010.

   - Provide us tabular information of the loss, doubtful and substandard loans identified by the FDIC in November 2008 and a schedule that sets forth the timing of the anticipated reduction of these loans required under the Consent Order.

- Please revise your amended Form 10-K as well as your future filings to identify the type and significant terms of the loans that were identified as substandard by the FDIC in November 2008. In particular, identify the issues which led to these loans being classified as substandard.

- Revise your amended Form 10-K and disclose in your future filings how you expect the required reduction in these loans to affect your losses on these loans. Clearly identify how the regulatory requirement to reduce these balances was considered in developing your allowance for loan losses at December 31, 2009, March 31, 2010, and future period ends.

- As the balances of these substandard loans are reduced, revise your future filings to discuss the methods whereby such reductions were made, i.e., were the loans sold, paid off, written off, foreclosed, etc.

* * * * *

Please file an amendment in response to these comments within 10 business days or tell us when you will provide a response. Please file your response on EDGAR. Please furnish a cover letter that keys your responses to our comments, including drafts of intended revisions to disclosures in future filings, and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief